Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

May 9, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Assured Pharmacy, Inc. Registration Statement on Form SB-2 Amendment No. 2 filed January 25, 2006 File No. 333-121288
____________________________________________________________________

We write on behalf of Assured Pharmacy, Inc. in response to Staff’s letter of February 21, 2006 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “Amended SB-2”). We enclose with this letter a copy of the Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

In response to this comment, the Company confirms its understanding that the examples provided by the Commission are illustrative and are not complete lists. The Company has made the appropriate changes to other portions of the document in accordance with the Commission’s comments.

2.
Please update the discussion in the prospectus to the most recent date practicable. For example, you discuss expenses and losses as of September 30, 2005. In addition, the discussion concerning your dependence upon one drug vendor for the year ended December 31, 2004, should be updated. Please revise.

In response to this comment, the Company updated the prospectus to the most recent date practicable.

Prospectus Cover Page

3.
Please limit the cover page to the information that is required by Item 501 of Regulation S-B and to one page. Your cover page contains superfluous information. For example you do not need to disclose the detailed information concerning the exempt offerings. You may describe this information in the body of the prospectus. Please review your cover page for all superfluous items and revise.

In response to this comment, the Company limited the prospectus cover page to one page as required by Item 501 of Regulation S-B. The Company also deleted superfluous information from the cover page.

Prospectus Summary, page 1

4.	Please provide your phone number as required by Item 503(c) of Regulation S-B.

In response to this comment, the Company provided its phone number in the prospectus summary as required by Item 503(c) of Regulation S-B.

Executive Compensation, page 51

5.	Please update the discussion to provide the information for 2005.

In response to this comment, the Company updated its executive compensation disclosure to include the new disclosure requirements and information required under Item 402 of Regulation S-B.

ACCOUNTING COMMENTS:

Form SB-2 Amendment No. 2 filed January 25, 2006

Financial Statements - December 31, 2004

6.	Your financial information is now stale. Please provide updated financial information through December 31, 2005.

In response to this comment, the Company updated its financial information and provided current financial statements as required by Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page F-5

7.
Refer to your response to comment 18. Please include any related financial statement note disclosure that may be needed to understand the nature of this funding and the amounts funded similar to what you provided in the interim financial statements. Also revise the title of this statement from "Consolidated Statements of Operations" to cash flows.

In response to this comment, the Company confirms that its note disclosures to the financial statements for the years ended December 31, 2006 and 2005 include all necessary information to understand the nature of its transactions. The Company also confirms that its financial statements for the years ended December 31, 2006 and 2005 are appropriately titled.

2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

8.	Please refer to your response to our prior comment number 21. Please note that we may have additional comments regarding your forthcoming analysis of your revenue recognition policy.

In response to this comment, the Company disclosed in Note 1 to the 2005 consolidated financial statements that it changed its revenue recognition policy to record its sales transactions on the accrual basis of accounting. As a result of such a change, the consolidated financial statements for the year ended December 31, 2004 were restated. Note 1 to the 2005 consolidated financial statements also discussed in detail the Company’s new revenue recognition policy as well as the reason for the change from cash to accrual basis of accounting.

4. Intangible Assets, pages F-20

9.
We note your responses to our prior comment numbers 23 and 25. Your response and disclosure are still unclear about what happened related to this transaction. Please address the following issues related to this transaction:

a.
Identify the total consideration given at the acquisition of the license. Your response under "Conclusion" on page 10 appears to indicate that you allocated $3.0 million to the license and an additional $3.0 million to goodwill. This also appears to contradict the purchase price allocation included in your response to comment 25 in the table on page 12.

b.
Clarify for us how the valuation of the business enterprise was factored in to your determination of fair value given that the $6.5 million valuation discussed there does not appear to relate to any of the other amounts disclosed.

c.
Describe the restrictions to the common stock that were issued and link these restrictions to the support of the discount applied. Include a detailed discussion of the two methodologies that you used to determine the discount that link the discounts arrived at to the actual restrictions.

d.	Revise your disclosure to reflect any of the information discussed in your previous responses or this response.
e.	You refer to the use of a third party valuation firm in connection with the valuation provided on page 27 of your document. Please name the valuation expert and include a consent in your filing.

After further review, management realized the responses to prior comments number 23 and number 25 were not as clear as they should have been. The following are the responses to your questions:

a. As disclosed in the Company’s November 30, 2003 Form 10-KSB and its previous response to prior comment number 25, on May 27, 2003 the Company acquired the rights to an exclusive license to operate Safescript Pharmacies in California, Oregon, Washington, and Alaska. The Company acquired the license from RxSystems, a development stage enterprise wholly owned by the Company’s former Chief Executive Officer (“CEO”). The license was originally acquired by RxSystems from Safescript Pharmacies, Inc. (formerly known as RTIN Holdings, Inc.)(the "Licensor"). In connection with the May 2003 transaction, the Company assumed a note payable to RTIN from RxSystems with an outstanding balance of approximately $3,177,000, executed a new note payable of $370,000 with the former CEO and paid $37,000 in cash.

On September 25, 2003, the Licensor and the Company agreed to convert $2,000,000 of the note payable into 100,000 shares of preferred stock, which were then immediately converted into 4,444,444 shares of restricted common stock of the Company with an estimated fair value of approximately $1,393,000 based on the $0.3135 per share price. The Company recorded the difference of approximately $607,000 (representing the excess of the face amount of the portion of the note payable converted over the estimated fair value of the common stock issued) as a retroactive reduction of the purchase price allocated to the acquired asset. Such adjustment was deemed to be the appropriate accounting by the Company due to the following factors:

•	The transaction with RTIN was considered a related party transaction and accordingly management determined not recognize a gain as a result of this related party transaction as a gain.
•	The close proximity of the debt conversion date to the date of the original transaction.
•	The one year allocation period as permitted by GAAP that allows the Company to retroactively adjust the purchase price since the conversion was less than four months after the acquisition date.

Accordingly, the Company recorded the transaction as follows:

License rights	$-
Cost in excess of estimated fair value	2,977,000

Intangible assets	$2,977,000

Consideration:
Note payable	$1,547,000
Common stock	1,393,000
Cash paid	37,000
$2,977,000

b. The valuation of the business enterprise was factored into the determination of fair value as a test of reasonableness of the projections and the significant underlying assumptions estimated. Since the value that was allocated to the license was significantly below the business enterprise value, no further action was considered necessary. The business enterprise value was compared to the total purchase consideration for the franchise (upfront payment plus present value of projected royalty payments). The sum of the upfront payment (note payable to RTIN of $3,177,000 plus a note payable to the former CEO of $370,000 and cash paid of $37,000) plus the present value of the present value of the tax adjusted royalties yielded a total franchise consideration value of $6,440,000 which approximated the business enterprise value.

c. As discussed above, RTIN received 4,444,444 shares of restricted common stock at a conversion price of $0.45 per share. The September 25, 2003 closing price of the Company’s stock that day was $0.57 per share. Since restricted stock is governed by Securities Act Rule 144, such shares are subject to a mandatory one year holding period. During the second year of ownership, Rule 144 imposes volume restriction on the sale of those shares. The volume restriction limits sales within a 90-day period to the greater of 1% of the issuer’s total outstanding shares or the average weekly trading volume of the issuer’s stock for the four weeks preceding the sale. However stock traded over the counter and on the “Pink Sheets” can only be sold using the 1% rule. After two years, sales of restricted stock by non affiliates are no longer subject to volume restrictions. Since restricted stock has a significant liquidity constraint compared to freely traded stock, its fair value can be estimated by reducing the market price of company’s freely traded stock using a discount associated with the restrictions that it carries.

Two methods were utilized to quantify the appropriate discount to the Company’s restricted common stock:

The Black Scholes Option Pricing Model

By receiving shares of eRXSYS’ restricted stock, RTIN was exposed to market risk (the risk that the price per share falls below $.57 per share) from the time the shares were acquired with RTIN completed the sales of those shares. To hedge against a potential decline in the stock price during this period, RTIN could purchase put options with a strike price of $0.57. Thus, the appropriate discount on the Company’s common stock is the value of the put option relative to the market price as of the transaction date. The value of the put option was determined, using the Black Scholes Option Pricing Model, to be $0.3088 per share, which implies a 54.2% discount relative to the market price of $0.57 per share.

Restricted Stock Studies

We also surveyed the results of published restricted stock studies analyzing transactions involving letter stock. Letter stock is identical in all respects to the freely trading stock of a public company except, it is restricted from trading in the open market for a certain period. In this valuation, we considered two independent studies that were done in the period after the SEC’s decision to reduce Rule 144’s holding period from two years to one year. These studies were done by FMV Opinions and Columbia Financial Advisors. The FMV Opinions study examined transactions over the 1997 to 2000 period and found a median discount of approximately 26%. Furthermore, the study found a positive correlation between volatility and restricted stock discount. Based on the study, the appropriate discount for shares of companies with stock volatility similar to the Company was 35.5%. The Columbia Financial Advisors study was shorter, only covering transactions from 1997 to 1998. The mean discount in that study was 13%, with no other data presented.

Because the FMV study considered volatility and the fact that the Company’s common stock was subject to significant volatility, we considered the FMV study more meaningful. As a result, we concluded that a marketability discount of 35.5% was reasonable for the Company’s restricted stock.

Both methods (the black-scholes method yielding a 54.2% discount and the restricted stock studies yielding a 35.5% discount) were weighted equally in arriving at our concluded discount of 45% for the Company’s restricted common shares. Application of the 45% discount to the market price yields a fair value indication of $0.3135 per share, or $1,393,333 total.

d. The disclosure referred to in your comment is a stale disclosure since it relates to the Company’s 2004 financial statements. Such disclosure was excluded from the Company’s 2006 Form 10-KSB included in this amendment of the Company’s Form SB-2 since it no longer relates to any of the periods reported on.

e. The name of the third party valuation firm is Global View Advisors LLC. As this matter is no longer disclosed in the Company’s financial statements included in this amendment of Form SB-2, management did not include the consent of such firm.

Interim Financial Statements - September 30, 2005

Notes to Unaudited Condensed Consolidated Financial Statements, Page F-36

4. Line of Credit, page F-43

10.
Please provide to us your analysis of any potential beneficial conversion feature that occurred at the initial drawing on the line of credit, and any drawings made subsequent to that time period. Refer to Case 1(d) of EITF 98-5.

In response to this comment, the Company discloses on a supplemental basis that Mosaic Financial Services, LLC exercised the conversion feature of this line of credit and converted $750,000 into 2,500,000 restricted shares of the Company’s common stock.

Exhibit 5

11.	Please revise and update your opinion as necessary to reflect the changes to the offering from the initial filing and subsequent amendment.

In response to this comment, the Company filed an updated opinion of counsel in this Amended SB-2 to reflect the changes to the offering from the initial filing and subsequent amendments.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Chad Wiener
Chad Wiener
CANE CLARK LLP